Exhibit (e)(9)

November 21, 2008

STRICTLY CONFIDENTIAL

Masafumi Nogimori

President and CEO

Astellas Pharma Inc.

3-11, Nihonbashi-Honcho

2-chome, Chuo-ku

Tokyo, Japan

Dear Nogimori-san:

Our board of directors has reviewed your letter dated, November 13, 2008, with regard to the unsolicited proposal you have made to acquire CV Therapeutics, Inc. (the “Company”).

Thank you for your interest. We continue to appreciate our partnership relating to regadenoson. However, our board of directors has carefully considered your unsolicited proposal and concluded that it is not in the best interests of the Company and its stockholders. Consequently, we decline the proposal.

Regards,

/s/ Louis G. Lange
Louis G. Lange, M.D., Ph.D.
Chairman and CEO
CV Therapeutics, Inc.